Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2008	2007	2007	2007	2007

Interest, Dividend and Fee Income
Loans	$2,984	$2,971	$2,935	$2,839	$2,812
Securities	948	910	786	731	726
Deposits with banks	315	387	291	230	220

	4,247	4,268	4,012	3,800	3,758

Interest Expense
Deposits	2,297	2,328	1,968	1,833	1,776
Subordinated debt	49	51	46	40	43
Preferred shares and capital trust securities	23	24	24	26	25
Other liabilities	664	669	727	697	718

	3,033	3,072	2,765	2,596	2,562

Net Interest Income	1,214	1,196	1,247	1,204	1,196
Provision for credit losses (Note 2)	230	151	91	59	52

Net Interest Income After Provision for Credit Losses	984	1,045	1,156	1,145	1,144

Non-Interest Revenue
Securities commissions and fees	271	265	299	303	278
Deposit and payment service charges	182	183	180	182	183
Trading revenues (losses)	(301)	(165)	40	(10)	(352)
Lending fees	92	105	102	100	99
Card fees	67	(105)	79	70	63
Investment management and custodial fees	81	83	81	81	77
Mutual fund revenues	154	148	151	140	137
Securitization revenues	80	61	65	83	87
Underwriting and advisory fees	92	103	160	159	106
Securities gains (losses), other than trading	(2)	148	6	48	44
Foreign exchange, other than trading	29	48	30	33	21
Insurance income	62	52	55	77	46
Other	5	78	60	58	81

	812	1,004	1,308	1,324	870

Net Interest Income and Non-Interest Revenue	1,796	2,049	2,464	2,469	2,014

Non-Interest Expense
Employee compensation (Note 8)	945	901	1,024	969	931
Premises and equipment	326	350	325	320	308
Amortization of intangible assets	10	11	11	13	11
Travel and business development	72	92	72	64	59
Communications	42	36	38	42	33
Business and capital taxes	12	6	–	17	24
Professional fees	79	108	62	67	64
Other	128	127	127	122	108

	1,614	1,631	1,659	1,614	1,538

Restructuring Charge (Note 9)	–	24	–	–	135

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	182	394	805	855	341
Income taxes	(91)	(77)	127	165	(26)

	273	471	678	690	367
Non-controlling interest in subsidiaries	18	19	18	19	19

Net Income	$255	$452	$660	$671	$348

Preferred share dividends	$15	$12	$9	$13	$9
Net income available to common shareholders	$240	$440	$651	$658	$339
Average common shares (in thousands)	499,067	498,379	499,793	500,510	501,136
Average diluted common shares (in thousands)	505,572	506,173	507,913	509,943	510,320

Earnings Per Share (Canadian $)
Basic	$0.48	$0.89	$1.30	$1.31	$0.68
Diluted	0.47	0.87	1.28	1.29	0.67
Dividends Declared Per Common Share	0.70	0.70	0.68	0.68	0.65

    The accompanying notes to consolidated financial statements are an integral part of these statements.

 BMO Financial Group First Quarter Report 2008 • 27

Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2008	2007	2007	2007	2007

Assets
Cash Resources	$26,122	$22,890	$25,041	$19,502	$22,873

Securities
Trading	63,377	70,773	67,716	63,600	58,401
Available-for-sale	24,341	26,010	17,046	17,529	18,235
Other	1,747	1,494	1,456	1,460	1,465
Loan substitutes	–	–	11	11	11

	89,465	98,277	86,229	82,600	78,112

Loans
Residential mortgages	53,224	52,429	62,297	62,908	63,109
Consumer instalment and other personal	34,517	33,189	33,009	31,913	31,474
Credit cards	4,685	4,493	4,347	3,899	3,764
Businesses and governments	66,205	62,650	63,795	60,956	58,108
Securities borrowed or purchased under resale agreements	42,937	37,093	34,216	35,063	41,843

	201,568	189,854	197,664	194,739	198,298
Customers’ liability under acceptances	11,590	12,389	8,993	9,530	8,252
Allowance for credit losses (Note 2)	(1,227)	(1,055)	(1,045)	(1,059)	(1,078)

	211,931	201,188	205,612	203,210	205,472

Other Assets
Derivative instruments	36,857	32,585	30,030	38,711	37,361
Premises and equipment	1,977	1,980	2,015	2,047	2,057
Goodwill	1,189	1,140	1,232	1,252	1,306
Intangible assets	152	124	149	174	207
Other	9,132	8,340	8,846	9,031	8,103

	49,307	44,169	42,272	51,215	49,034

Total Assets	$376,825	$366,524	$359,154	$356,527	$355,491

Liabilities and Shareholders’ Equity
Deposits
Banks	$34,991	$34,100	$30,561	$28,256	$33,811
Businesses and governments	125,312	121,748	120,757	114,504	104,994
Individuals	82,608	76,202	77,709	78,855	78,309

	242,911	232,050	229,027	221,615	217,114

Other Liabilities
Derivative instruments	32,776	33,584	30,543	40,192	38,842
Acceptances	11,590	12,389	8,993	9,530	8,252
Securities sold but not yet purchased	28,393	25,039	28,551	24,692	19,472
Securities lent or sold under repurchase agreements	28,331	31,263	30,992	31,027	40,965
Other	12,478	12,055	10,682	10,055	11,083

	113,568	114,330	109,761	115,496	118,614

Subordinated Debt (Note 10)	3,446	3,446	3,446	2,395	2,745

Preferred Share Liability (Note 11)	250	250	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	5,648	5,607	5,318	5,272	5,225
Contributed surplus	65	58	56	55	55
Retained earnings	11,056	11,166	11,158	11,017	10,836
Accumulated other comprehensive loss	(1,269)	(1,533)	(1,212)	(923)	(698)

	15,500	15,298	15,320	15,421	15,418

Total Liabilities and Shareholders’ Equity	$376,825	$366,524	$359,154	$356,527	$355,491

    The accompanying notes to consolidated financial statements are an integral part of these statements.

28 • BMO Financial Group First Quarter Report 2008

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2008	2007

Net income
Other Comprehensive Income	$255	$348
Net change in unrealized gains (losses) on available-for-sale securities	(2)	2
Net change in unrealized gains (losses) on cash flow hedges	64	(45)
Net gain on translation of net foreign operations	202	182

Total Comprehensive Income	$519	$487

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2008	2007

Preferred Shares
Balance at beginning of period	$1,196	$596
Issued during the period (Note 11)	–	350

Balance at End of Period	1,196	946

Common Shares
Balance at beginning of period	4,411	4,231
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	28	28
Issued under the Stock Option Plan	13	29
Issued on the exchange of shares of a subsidiary corporation	–	1
Repurchased for cancellation (Note 11)	–	(10)

Balance at End of Period	4,452	4,279

Contributed Surplus
Balance at beginning of period	58	49
Stock option expense	7	6

Balance at End of Period	65	55

Retained Earnings
Balance at beginning of period	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39)	–	(71)
Net income	255	348
Dividends – Preferred shares	(15)	(9)
– Common shares	(350)	(325)
Common shares repurchased for cancellation (Note 11)	–	(72)
Share issue expense	–	(9)

Balance at End of Period	11,056	10,836

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	3
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income taxes of $12 and $4)	(25)	7
Reclassification to earnings of realized losses (gains) in the period (net of income taxes of $10 and $3)	23	(5)

Balance at End of Period	33	5

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	(51)
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $15 and $25)	27	(48)
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $17 and $2)	37	3

Balance at End of Period	(102)	(96)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,402)	(789)
Unrealized gain on translation of net foreign operations	592	493
Impact of hedging unrealized gain on translation of net foreign operations (net of income taxes of $185 and $164)	(390)	(311)

Balance at End of Period	(1,200)	(607)

Total Accumulated Other Comprehensive Loss	(1,269)	(698)

Total Shareholders’ Equity	$15,500	$15,418

    The accompanying notes to consolidated financial statements are an integral part of these statements.

BMO Financial Group First Quarter Report 2008 • 29

Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2008	2007

Cash Flows from Operating Activities
Net income	$255	$348
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	39	–
Net gain on securities, other than trading	(37)	(44)
Net (increase) decrease in trading securities	9,198	(5,295)
Provision for credit losses	230	52
Gain on sale of securitized loans (Note 3)	(59)	(60)
Change in derivative instruments – (Increase) in derivative asset	(3,442)	(5,874)
– Increase (decrease) in derivative liability	(1,881)	6,174
Amortization of premises and equipment	96	92
Amortization of intangible assets	10	11
Net increase (decrease) in future income taxes	15	(61)
Net decrease in current income taxes	(461)	(501)
Change in accrued interest – Decrease in interest receivable	243	206
– Decrease in interest payable	(55)	(62)
Changes in other items and accruals, net	(1,833)	2,068

Net Cash Provided by (Used in) Operating Activities	2,318	(2,946)

Cash Flows from Financing Activities
Net increase in deposits	4,208	7,080
Net increase in securities sold but not yet purchased	3,087	3,922
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,902)	8,135
Net increase in liabilities of subsidiaries	1,665	3
Proceeds from issuance of preferred shares	–	350
Proceeds from issuance of common shares	41	57
Share issue expense	–	(9)
Common shares repurchased for cancellation (Note 11)	–	(82)
Dividends paid	(365)	(334)

Net Cash Provided by Financing Activities	4,734	19,122

Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(2,746)	(2,153)
Purchases of securities, other than trading	(7,094)	(11,461)
Maturities of securities, other than trading	5,466	7,285
Proceeds from sales of securities, other than trading	3,972	1,098
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(2,823)	(1,652)
Proceeds from securitization of loans (Note 3)	545	942
Net (increase) in securities borrowed or purchased under resale agreements	(4,909)	(9,752)
Premises and equipment – net purchases	(60)	(29)
Acquisitions (Note 7)	(40)	(384)

Net Cash Used in Investing Activities	(7,689)	(16,106)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	84	97

Net Increase (Decrease) in Cash and Cash Equivalents	(553)	167
Cash and Cash Equivalents at Beginning of Period	3,650	2,458

Cash and Cash Equivalents at End of Period	$3,097	$2,625

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group First Quarter Report 2008

Notes to Consolidated Financial Statements
For the three months ended January 31, 2008 (Unaudited)

Note 1: Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2007 as set out on pages 96 to 137 of our 2007 Annual Report.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2007.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2008 and January 31, 2007 there was no allowance for credit losses related to other credit instruments included in other liabilities.
          A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended
			Credit card, consumer instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	1	–	68	49	101	3	–	–	170	52
Recoveries	–	–	19	18	3	4	–	–	22	22
Write-offs	–	(1)	(87)	(67)	(15)	(6)	–	–	(102)	(74)
Foreign exchange and other	–	–	–	–	3	3	–	–	3	3

Specific Allowance at end of period	15	4	1	1	234	151	–	–	250	156

General Allowance at beginning of period	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(3)	(4)	30	15	36	(14)	(3)	3	60	–
Foreign exchange and other	–	–	–	–	19	17	–	–	19	17

General Allowance at end of period	8	19	357	355	572	509	40	39	977	922

Total Allowance	$23	$23	$358	$356	$806	$660	$40	$39	$1,227	$1,078

Note 3: Securitization
During the quarter ended January 31, 2008, we securitized residential mortgages totalling $563 million for total cash proceeds of $545 million. There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a gain of $5 million in non-interest revenue, securitization revenues, $24 million of deferred purchase price in available-for-sale securities and $4 million of servicing liability in other liabilities related to the securitization of those loans.

The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.4 years, a prepayment rate of 10.0%, an interest rate of 5.21% and a discount rate of 4.77%.
          In addition, gains on sales of loans sold to all revolving securitization vehicles were $54 million for the quarter ended January 31, 2008.

BMO Financial Group First Quarter Report 2008 • 31

Note 4: Financial Instruments

Fair Value Option
Management can elect to account for any financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria.
          The Bank has designated bonds purchased to support our Municipal Tender Option Bond Program as trading under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with how the portfolio is managed. The fair value of the bonds as at January 31, 2008 was $29 million. The impact of recording the bonds as trading was a decrease in non-interest revenue, trading losses of less than $1 million for the quarter ended January 31, 2008. The decrease was offset by a loss on the derivatives.
Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at January 31, 2008 were as follows:

			Derivative Instruments
	Available-for-sale	Trading
	securities	securities	Asset	Liability

Valued using quoted market prices	56%	98%	5%	6%
Valued using internal models (with observable inputs)	43	–	93	93
Valued using internal models (without observable inputs)	1	2	2	1

Total	100%	100%	100%	100%

Sensitivity analysis for the most significant items valued using internal models without observable inputs was as follows:
Trading securities
Within trading securities as at January 31, 2008 was $302 million of third party Asset Backed Commercial Paper (“ABCP”) with a face value of $362 million. This ABCP is considered Level 3 as its value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The assessment of probability has the most significant impact on the valuation of the ABCP. We assumed an 85% probability of the underlying vehicle being restructured and a 15% probability of it being liquidated to determine the value as at January 31, 2008. The impact of assuming the probability of liquidation increased or decreased by 5% would result in a change in fair value of $6 million and $(7) million, respectively. The impact on net income for the quarter ended January 31, 2008 related to changes in fair value of this investment was a charge of $6 million before tax.
          Our remaining exposure to Apex/Sitka totals $495 million as at January 31, 2008, of which $302 million is ABCP (with a face value of $430 million) included in trading securities, and $193 million is guarantees. These amounts are considered Level 3 as their value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles versus the liquidation value. The assessment of probability has the most significant impact on the valuation. We assumed a 70% probability of the underlying vehicle being restructured and a 30% probability of it being liquidated. The impact on our remaining exposure of assuming the probability of liquidation increased or decreased by 5% would result in a change in fair value totalling $37 million and $(36) million, respectively. The impact on net income for the quarter ended January 31, 2008 related to changes in fair value of our exposure to Apex/Sitka was a charge of $130 million before tax.

32 • BMO Financial Group First Quarter Report 2008

Note 5: Variable Interest Entities

Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Total assets in unconsolidated customer securitization vehicles amounted to $23,629 million as at January 31, 2008 ($25,465 million as at October 31, 2007) of which $15,705 million relates to Canadian assets ($17,536 million as at October 31, 2007), and the balance are U.S assets. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit. As at January 31, 2008, we have a net exposure of $1,730 million from commercial paper held ($5,564 million as at October 31, 2007) classified as trading securities, and backstop liquidity facilities of $28,148 million ($31,475 million as at October 31, 2007), of which $17,882 million ($20,756 million as at October 31, 2007) relates to Canadian facilities and the balance are U.S. facilities. As at January 31, 2008, $624 million had been drawn against these facilities ($nil as at October 31, 2007). The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative asset of $29 million as at January 31, 2008 (derivative liability of $20 million as at October 31, 2007).
          Included in our Consolidated Balance Sheet as at January 31, 2008 were other assets totalling $292 million and $15 million as a deposit liability ($311 million and $65 million, respectively, as at October 31, 2007) as a result of consolidating two VIEs.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $6,526 million as at January 31, 2008 ($6,552 million as at October 31, 2007). We are not required to consolidate our bank securitization vehicles. We held $67 million of the commercial paper issued by these vehicles as at January 31, 2008 ($367 million as at October 31, 2007). We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at January 31, 2008 and October 31, 2007. No amounts were drawn as at January 31, 2008 and October 31, 2007. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative asset of $33 million as at January 31, 2008 (derivative liability of $52 million as at October 31, 2007).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Total assets in these vehicles amounted to $18,228 million, including cash of $2,766 million, as at January 31, 2008 (total assets of $22,754 million as at October 31, 2007). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit or purchase senior debt issued by the SIVs. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $33 million as at January 31, 2008 ($53 million as at October 31, 2007), net of write-downs of $23 million for the quarter ended January 31, 2008 ($13 million for the quarter ended October 31, 2007). We have provided funding commitments equivalent to $1.4 billion ($1.3 billion as at October 31, 2007) to purchase senior notes issued by the SIVs which have been fully drawn at January 31, 2008. The total contract amount of letters of credit for backstop liquidity facilities was $237 million as at January 31, 2008 ($221 million as at October 31, 2007); no amounts were drawn as at January 31, 2008 and October 31, 2007. The fair value of our derivative contracts outstanding with these SIVs and recorded in our Consolidated Balance Sheet was a derivative asset of $8 million as at January 31, 2008 (derivative liability of $11 million as at October 31, 2007). We are not required to consolidate these VIEs. Subsequent to January 31, 2008, we announced a proposal to provide senior funding of a maximum of $13 billion through a liquidity facility in order to backstop the repayment of senior notes. The senior notes of $1.4 billion held at January 31, 2008 will be repaid through this new facility.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $409 million as at January 31, 2008 ($440 million as at October 31, 2007). Assets held by these VIEs in which we have a significant variable interest but we do not consolidate totalled $333 million as at January 31, 2008 ($353 million as at October 31, 2007). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $90 million as at January 31, 2008 ($99 million as at October 31, 2007).
          We also sponsor Apex/Sitka, a VIE that provides investors credit protection on investments in debt portfolios through the issuance of commercial paper. We are not required to consolidate this VIE. Assets held by Apex/Sitka were $2,012 million as at January 31, 2008 and October 31, 2007. Our exposure to loss is limited to the amount of our investment of $302 million as at January 31, 2008 ($454 million as at October 31, 2007) and guarantees we provided to third parties related to collateral calls and outstanding ABCP totalling $193 million as at January 31, 2008 ($nil as at October 31, 2007).
Capital Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds issued by the Bank in the first quarter of 2008. The guarantee is secured by the assets of the CB Trust. The CB Trust is a variable interest entity which we are required to consolidate as we are exposed to the majority of the expected losses and residual returns. Total assets in the vehicle as at January 31, 2008 were $3.5 billion of residential mortgages.

BMO Financial Group First Quarter Report 2008 • 33

Note 6: Guarantees

In the normal course of business, we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if they are unable to make the required payments or meet other contractual requirements.
          The maximum amount payable under standby letters of credit and guarantees was $14,269 million as at January 31, 2008 ($12,395 million as at October 31, 2007). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
          No amount was included in our Consolidated Balance Sheet as at January 31, 2008 and October 31, 2007 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access asset-backed commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years. The maximum amount payable under these backstop liquidity facilities totalled $35,083 million as at January 31, 2008 ($38,466 million as at October 31, 2007). The amount drawn on the backstop liquidity facilities was $625 million as at January 31, 2008 ($16 million as at October 31, 2007).
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by either us or third parties. Credit enhancement facilities were included in $5,124 million of backstop liquidity facilities as at January 31, 2008 ($5,449 million as at October 31, 2007). Credit enhancement was also provided in the form of program letters of credit; $nil was included in standby letters of credit and guarantees as at January 31, 2008 and October 31, 2007. The facilities’ terms are generally no longer than one year, but can be several years. Of the $625 million of backstop liquidity facilities drawn as at January 31, 2008, $66 million relates to credit enhancement.

Note 7: Acquisitions
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $40 million, plus contingent consideration up to $10 million based on our retention of the assets under management one year from the closing date. The results of Pyrford’s operations have been included in our consolidated financial statements since that date. The acquisition of Pyrford will provide us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Future Acquisitions
On July 10, 2007, we announced that we had reached definitive agreements to purchase Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc. These acquisitions are expected to close during the quarter ended April 30, 2008.
The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

	January 31,	October 31,
(Canadian $ in millions)	2008	2007
		First	bcpbank
	Pyrford	National	Canada

Cash resources	$1	$110	$47
Securities	–	317	23
Loans	–	1,009	293
Premises and equipment	1	30	9
Goodwill	6	175	13
Core deposit/Customer relationship intangible asset	30	37	5
Other assets	4	52	2

Total assets	42	1,730	392

Deposits	–	1,375	339
Other liabilities	2	10	12

Total liabilities	2	1,385	351

Purchase price	$40	$345	$41

The allocation of the purchase price for Pyrford is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

34 • BMO Financial Group First Quarter Report 2008

Note 8: Employee Compensation

Stock Options
During the quarter ended January 31, 2008, we granted a total of 1,337,228 stock options. The weighted-average fair value of these options was $8.32 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2008

Expected dividend yield	4.0%
Expected share price volatility	19.4%
Risk-free rate of return	4.1%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Benefits earned by employees	$34	$40	$5	$5
Interest cost on accrued benefit liability	58	55	13	12
Actuarial loss recognized in expense	4	16	3	4
Amortization of plan amendment costs	2	2	(1)	(1)
Expected return on plan assets	(72)	(69)	(1)	(1)

Benefits expense	26	44	19	19
Canada and Quebec pension plan expense	14	13	–	–
Defined contribution expense	3	4	–	–

Total pension and other employee future benefit expenses	$43	$61	$19	$19

Note 9: Restructuring Charge
The continuity of our restructuring charge is as follows:

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Year Ended October 31, 2007
Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the quarter	(12)	–	–	(12)

Balance as at January 31, 2008	$84	$–	$–	$84

Note 10: Subordinated Debt
On February 4, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

BMO Financial Group First Quarter Report 2008 • 35

Note 11: Share Capital

During the quarter ended January 31, 2008, we did not repurchase any common shares. During the quarter ended January 31, 2007, we repurchased 1,194,900 common shares at an average cost of $69.08 per share, totalling $82 million.
          There have been 27,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2008 and pursuant to which we are permitted to purchase up to 25,000,000 common shares.
During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	January 31, 2008
	Number
	of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–

		1,196
Common Shares	499,406,700	4,452	–

Share Capital		$5,648

Stock options issued under stock option plan		n/a	21,617,502 common shares

(a)	For additional information refer to Notes 21 and 22 to our consolidated financial statements for the year ended October 31, 2007 on pages 121 to 124 of our 2007 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.

n/a	– not applicable

Note 12: Contingent Liabilities
Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, the Bank has received inquiries, requests for documents and subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. The Bank is cooperating with all of these authorities.

Note 13: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets target ratios as set out by our regulator, the Superintendent of Financial Institutions Canada; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value.
          Our policies and processes for managing capital as well as the nature of our capital are outlined in the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis on page 57 of our 2007 Annual Report.
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. It establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
          We have met our capital targets as at January 31, 2008. Our capital position as at January 31, 2008 is detailed in the Capital Management section on page 18 of Management’s Discussion and Analysis of this First Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. This is the most significant measurable risk that we face. Our risk management practices are disclosed in Management’s Discussion and Analysis on pages 67 to 68 of our 2007 Annual Report. Key measures as at January 31, 2008 are outlined in the
Risk Management section on pages 14 to 15 of Management’s Discussion and Analysis of this First Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

36 • BMO Financial Group First Quarter Report 2008

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our market risk and liquidity funding management practices and key measures are outlined on pages 68 to 71 of our 2007 Annual Report. Key measures as at January 31, 2008 are outlined in the Risk Management section on pages 14 to 15 of Management’s Discussion and Analysis of this First Quarter Report to Shareholders.
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below. Contractual maturities of non-trading financial liabilities as at January 31, 2008 were as follows:

(Canadian $ in millions)
	Less than				No fixed
	1 year	1 to 3 years	4 to 5 years	Over 5 years	maturity	Total

Deposits	$122,966	$23,688	$9,146	$3,377	$83,734	$242,911
Subordinated debt (1)	366	632	422	5,217	–	6,637
Capital trust securities	–	750	400	1,050	–	2,200
Preferred share liability	250	–	–	–	–	250
Other financial liabilities (1)	36,270	226	203	2,465	42	39,206

Total	$159,852	$25,296	$10,171	$12,109	$83,776	$291,204

(1)	Includes interest payments.

(Canadian $ in millions)
	Less than	Greater than
	1 year	1 year	Total

Commitments to extend credit	$47,326	$29,828	$77,154

Note 15: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended
	January 31,	January 31,
	2008	2007

Net Income – Canadian GAAP	$255	$348
United States GAAP adjustments	5	(12)

Net Income – United States GAAP	$260	$336

Earnings Per Share
Basic – Canadian GAAP	$0.48	$0.68
Basic – United States GAAP	0.49	0.65
Diluted – Canadian GAAP	0.47	0.67
Diluted – United States GAAP	0.48	0.64

Fair Value Option
During the quarter ended January 31, 2008, we adopted the new United States accounting standard which allows the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The new standard eliminated a difference between Canadian and United States GAAP.

Note 16: Subsequent Event

Since the quarter end we have been in active negotiations to restructure our Apex/Sitka trust referred to in Note 5. On February 27, 2008, Apex/Sitka was unable to roll its notes and, as a result, did not meet its payment obligations. In addition, Apex/Sitka failed to satisfy collateral calls. If no restructuring agreement is reached, we expect to record a charge of approximately $500 million related to our remaining Apex/Sitka exposure in the quarter ending April 30, 2008. There is also additional risk should Apex/Sitka not be restructured. One noteholder of Apex/Sitka is disputing our demand for the return of a $400 million funds transfer payment. A swap counterparty is disputing its obligations of up to $600 million to us under an agreement and with respect to a total return swap transaction that the counterparty had previously confirmed. While we are confident in our position and we will vigorously pursue our rights in these matters, it is not possible to determine the amount or probability of losses, if any, or whether any potential charges will be taken in the quarter ending April 30, 2008. It is anticipated that if a restructuring is successful, these matters would be dealt with as part of the restructuring. In order to support a successful restructuring of Apex/Sitka, we may provide additional support.

BMO Financial Group First Quarter Report 2008 • 37

Note 17: Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business loan and deposit products, including deposit and management services, mortgages, consumer credit, business lending, cash management and other banking services.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select markets of the U.S. Midwest through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
          Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

38 • BMO Financial Group First Quarter Report 2008

Our results and average assets, allocated by operating segment and geographic region, are as follows:

(Canadian $ in millions)

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$793	$167	$155	$303	$(204)	$1,214
Non-interest revenue	418	48	364	(37)	19	812

Total Revenue	1,211	215	519	266	(185)	2,026
Provision for credit losses	83	9	1	29	108	230
Non-interest expense	695	166	368	383	2	1,614

Income before taxes and non-controlling interest in subsidiaries	433	40	150	(146)	(295)	182
Income taxes	131	14	52	(112)	(176)	(91)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$302	$26	$98	$(34)	$(137)	$255

Average Assets	$123,386	$24,206	$7,855	$232,990	$2,922	$391,359

Goodwill (As At)	$104	$668	$322	$93	$2	$1,189

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$760	$186	$151	$232	$(133)	$1,196
Non-interest revenue	406	42	355	(25)	92	870

Total Revenue	1,166	228	506	207	(41)	2,066
Provision for credit losses	80	9	1	20	(58)	52
Non-interest expense	642	174	364	330	163	1,673

Income before taxes and non-controlling interest in subsidiaries	444	45	141	(143)	(146)	341
Income taxes	147	16	50	(123)	(116)	(26)
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$297	$29	$91	$(20)	$(49)	$348

Average Assets	$117,128	$23,509	$6,960	$192,772	$3,066	$343,435

Goodwill (As At)	$101	$778	$327	$98	$2	$1,306

			Other
For the three months ended January 31, 2008	Canada	United States	countries	Total

Net interest income	$907	$213	$94	$1,214
Non-interest revenue	591	289	(68)	812

Total Revenue	1,498	502	26	2,026
Provision for credit losses	74	148	8	230
Non-interest expense	1,150	414	50	1,614

Income before taxes and non-controlling interest in subsidiaries	274	(60)	(32)	182
Income taxes	9	(48)	(52)	(91)
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$252	$(17)	$20	$255

Average Assets	$236,226	$122,587	$32,546	$391,359

Goodwill (As At)	$421	$762	$6	$1,189

			Other
For the three months ended January 31, 2007	Canada	United States	countries	Total

Net interest income	$886	$233	$77	$1,196
Non-interest revenue	1,002	(161)	29	870

Total Revenue	1,888	72	106	2,066
Provision for credit losses	51	1	–	52
Non-interest expense	1,216	418	39	1,673

Income before taxes and non-controlling interest in subsidiaries	621	(347)	67	341
Income taxes	136	(178)	16	(26)
Non-controlling interest in subsidiaries	14	5	–	19

Net Income	$471	$(174)	$51	$348

Average Assets	$203,317	$107,919	$32,199	$343,435

Goodwill (As At)	$419	$887	$–	$1,306

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group First Quarter Report 2008 • 39